March 24, 2004



Mr. W. Thomas Jagodinski
Delta & Pine Land Company
One Cotton Row
Scott, Mississippi  38772

Mr. Jagodinski:

We are writing to encourage you to address options for recapitalizing the company next Thursday (during the conference call following your second quarter earnings release). We continue to believe that the reasons for pursuing a significant recapitalization are compelling:

-	Interest rates are near historic lows.
-	The company's common stock, in our opinion, remains
undervalued.
-	The company maintains significant excess capital.
-	Global cotton inventories have declined materially versus
recent years.
-	Company fundamentals are strong and poised to improve
with the introduction of new cotton seed technologies developed by Syngenta and Dow AgroSciences.

We look forward to your comments next week.

Regards,

STERLING CAPITAL MANAGEMENT LLC



Patrick W. Rau, CFA
Director & Principal